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                 June 26, 2020

       Sune Mathiesen
       Chief Executive Officer
       LiqTech International, Inc.
       Industriparken 22C
       2750 Ballerup
       Denmark

                                                        Re: LiqTech
International, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 22, 2020
                                                            File No. 333-239364

       Dear Mr. Mathiesen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Matthew Ogurick, Esq.